SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-37945

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q

For Period Ended: March 31, 2025

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	FlexShopper, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	901 Yamato Road, Suite 260

City, State and Zip Code:	Boca Raton, Florida 33431

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2025, within the prescribed time period due to delays in finalizing the assessment of accounts receivable and revenue recognition related to leases in which FlexShopper is the lessor. These delays are primarily driven by the high volume of transactions combined with the significant judgment required under Accounting Standards Codification (ASC) Topic 842, particularly assessing the probability of collection of lease payments.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

H. Russell Heiser Jr., CEO	(855)	353-9289
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☐ Yes                 ☒ No

Form 10-K for the year ended December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes                 ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FlexShopper, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2025	By:	/s/ H. Russell Heiser Jr.
H. Russell Heiser Jr.
Chief Executive Officer